UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ____________

Commission file number: 001-35024

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

USANA HEALTH SCIENCES 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

USANA HEALTH SCIENCES, INC.

3838 West Parkway Blvd., Salt Lake City, Utah 84120

(Address of principal executive offices, Zip Code)

USANA HEALTH SCIENCES 401(k) PLAN

FORM 11-K

For the Year Ended December 31, 2021

* Other supplementary schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrators and Plan Participants of
USANA Health Sciences 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the USANA Health Sciences 401(k) Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Tanner LLC

We have served as the Company’s auditor since 2004

Lehi, Utah

June 23, 2022

USANA HEALTH SCIENCES 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets:
Investments, at fair value:
Mutual funds	$104,281,637	$89,589,157
USANA Health Sciences, Inc. Stock Fund	7,337,640	6,041,857
Collective investment fund	3,776,822	2,922,226
Total investments	115,396,099	98,553,240
Receivables:
Notes receivable from participants	1,711,418	1,823,139
Total receivables	1,711,418	1,823,139

Assets available for benefits	$117,107,517	$100,376,379

The accompanying notes are an integral part of these statements.

USANA HEALTH SCIENCES 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2021

2021
Additions:
Investment income:
Net appreciation in fair value of investments	$8,435,215
Interest and dividends	7,408,933
Investment income, net	15,844,148
Interest on notes receivable from participants	88,220
Contributions:
Participants	6,091,033
Employer	2,549,827
Rollovers	439,308
Total contributions	9,080,168
Total additions	25,012,536
Deductions:
Benefits paid to participants	(8,065,767)
Administrative expenses	(215,631)
Total deductions	(8,281,398)
Net increase in net assets available for benefits	16,731,138
Net assets available for benefits:
Beginning of the year	100,376,379
End of the year	$117,107,517

The accompanying notes are an integral part of this statement.

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A – DESCRIPTION OF THE PLAN

The following description of the USANA Health Sciences 401(k) Plan (the “Plan”) provides only general information. Participants and other financial statement users should refer to the Plan document, as amended, and summary plan description for a more complete description of the Plan’s provisions.

1.	General

The Plan is a defined contribution plan covering substantially all United States non-union employees of USANA Health Sciences, Inc. (collectively, the “Company” or the “Employer”) who have completed one month of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and permits traditional 401(k) deferrals (pre-tax) as well as Roth 401(k) deferrals (after-tax).

The trustee for the 2021 and 2020 Plan year is Fidelity Management Trust Company (“Fidelity” or “Trustee”) and the recordkeeping functions were performed by Fidelity Workplace Services, LLC.

2.	Contributions

Each year participants may elect to contribute up to 75 percent of their annual compensation subject to certain limits as defined in the Plan. Participant contributions are limited by the Internal Revenue Code, which established a maximum contribution of $19,500 ($26,000 for participants aged 50 or older) for the year ended December 31, 2021. Participants may elect to make pre-tax contributions and/or after-tax elective contributions into their accounts. Participants may also contribute rollover amounts representing distributions from certain other defined benefit or defined contribution plans. Under the safe harbor and certain other provisions of the Plan, eligible employees who have not made an affirmative election to defer or not defer will have deferrals withheld in the amount of six percent of their compensation, to be invested in the appropriate target date retirement fund. Participants may direct their investments into one or more of the investment options offered by the Plan, with no more than 25 percent of their investment allocations directed into shares of the USANA Health Sciences, Inc. Stock Fund (“Stock Fund”).

The Company provides a matching contribution equal to 100 percent of the first one percent of a participant’s compensation that is contributed as an elective deferral by the participant, and 50 percent of elective deferrals between one and six percent of the participant’s compensation. The Company’s board of directors may also authorize additional contributions to the Plan. No additional contributions were authorized during the year ended December 31, 2021.

3.	Participant accounts

Self-directed individual investment accounts are maintained for each Plan participant. Each participant’s account is adjusted for the participant’s contributions and allocations of (a) the Company’s contributions, (b) investment gains or losses, (c) interest and dividends, and (d) administrative expenses. The allocation of the Company’s discretionary contributions and forfeitures is based on each participant’s contribution, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4.	Vesting

Participants are fully vested in their voluntary contributions, including any net investment income on those contributions. The Company’s matching contributions fully vest at the end of two years of service. Non-elective employer contributions vest 25% per year and are fully vested after four years of service.

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A – DESCRIPTION OF THE PLAN – CONTINUED

5.	Notes receivable from participants

A participant may borrow a minimum of $1,000 up to a maximum of three loans that in the aggregate are equal to the lesser of $50,000 or 50 percent of his or her vested account balance. Loans are secured by the balances in the participants’ accounts and bear interest at rates ranging from 4.25 percent to 6.50 percent, which rates were commensurate with prevailing rates at the time of loan origination. Principal and interest are paid ratably through payroll deductions. Loans are re-paid over a five-year period, unless the loans were used to purchase a principal residence, in which case the payback period may not exceed 30 years. As of December 31, 2021, the Plan had outstanding loans to participants with maturities ranging from 2022 through 2051.

6.	Benefits paid to participants

On termination of service due to death, permanent disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. For termination of service due to other reasons, the Plan will automatically make a lump-sum distribution of the value of the participant’s vested interest in his or her account where the account balance is less than $5,000. Hardship withdrawals are allowed for participants incurring a “specific and heavy financial need,” as defined by the Plan. Hardship withdrawals are strictly regulated under the Internal Revenue Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

7.	Forfeited accounts

Forfeited accounts related to the Company’s matching contributions may be used to pay any administrative expenses or used to reduce any future Employer matching contributions. The table below provides a reconciliation of the balance of forfeited accounts from December 31, 2020 to December 31, 2021.

Balance as of December 31, 2020	$10,143
Forfeitures	76,063
Application of forfeitures	(21,156)
Earnings on forfeited account balance	401
Balance as of December 31, 2021	$65,451

8.	Expenses

The Company, as the Plan Sponsor, paid all administrative expenses during the year ended December 31, 2021, except for $215,631.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Basis of accounting

The financial statements of the Plan are presented using the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

2.	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements. Key estimates include determination of the fair value of investments. Actual results may differ from estimates and assumptions made.

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

3.	Investment valuation and income recognition

The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments in shares of mutual funds and the Stock Fund.  Units of the collective investment fund are valued at net asset value, which approximates fair value, using daily market information.  Net appreciation (depreciation) caused by fluctuations in the value of investments is reflected in the statement of changes in net assets available for benefits.  Amounts invested may earn interest and dividends, which in turn are reinvested.

Purchases and sales of securities are recorded on a trade-date basis. Income from interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings and losses within each fund are allocated to participants based on their proportionate shares in the fund.

In general, the Plan’s securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

4.	Notes receivable from participants

Notes receivable from participants represent participant loans and are valued at their unpaid principal balance plus any accrued but unpaid interest, which approximates fair value. As of December 31, 2021 and December 31, 2020, no allowances for credit losses had been recorded. If a participant ceases to make loan repayments and the Plan Administrators deem the note receivable from a participant to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

5.	Benefits paid to participants

Benefits are recorded when paid. As of December 31, 2021, there were no distributions that had been requested but not paid.

NOTE C – FAIR VALUE MEASUREMENTS

The Plan reports investments in accordance with established authoritative guidance, which requires a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The three levels are defined as follows:

●	Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

●	Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable and are used to measure fair value in situations where there is little, if any, market activity for the asset or liability at the measurement date.

Mutual funds are valued at the total market value of the underlying assets based upon the publicly quoted price of each fund multiplied by the respective number of units held as of the measurement date and are classified as Level 1 investments.

The Stock Fund is a unitized stock fund consisting primarily of the Company’s common stock, and cash for daily liquidity purposes.  The Stock Fund is classified as Level 1, as the total fair value is equal to the quoted market value of total common stock plus the carrying amount of cash, which approximates fair value.  The cash balance included within the Stock Fund was $757 and $621 as of December 31, 2021 and December 31, 2020, respectively.

In accordance with Subtopic 820-10, the collective investment fund is measured using the net asset value per unit as a practical expedient and is therefore not classified in the fair value hierarchy.

Redemption frequency for the collective investment fund is immediate, contains no unfunded commitments, and has no redemption restrictions.

USANA HEALTH SCIENCES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE D – EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan assets include common stock of the Company.  Transactions with respect to shares of the Company’s common stock qualify as party-in-interest transactions.  As of December 31, 2021 and December 31, 2020, the Plan held 72,506 shares of the Company’s common stock in the Stock Fund with a value of $101.20 per share, and 78,364 shares of the Company’s common stock in the Stock Fund with a value of $77.10 per share, respectively.

Notes receivable from participants as of December 31, 2021 and December 31, 2020, were $1,711,418 and $1,823,139, respectively. Notes receivable are considered party-in-interest transactions. Interest income pertaining to notes receivable from participants totaled $88,220 for 2021.

Certain Plan investments are shares in registered investment company funds managed by Fidelity Investments, an affiliate of the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

NOTE E – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue the Company’s contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested in their accounts.

NOTE F – TAX STATUS

The Plan has adopted a non-standardized prototype plan for which the Internal Revenue Service (“IRS”) has issued a favorable opinion letter covering the qualification of the Plan. The Plan Administrators and the Plan’s tax counsel do not anticipate that changes in the Plan after the date of the IRS opinion letter will affect the qualified and tax-exempt status of the Plan. Accordingly, the financial statements of the Plan do not include provisions, assets or liabilities related to income taxes.

U.S. GAAP requires management to evaluate income tax positions taken by the Plan and to recognize an income tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by taxing authorities. The Plan Administrators analyzed the tax positions taken by the Plan and have concluded that as of December 31, 2021 and December 31, 2020, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions for tax years for which the applicable statutes of limitations have not expired; however, there are currently no audits for any tax periods in progress.

USANA HEALTH SCIENCES 401(k) PLAN

SUPPLEMENTAL INFORMATION

Employer Identification Number: 87-0500306

Plan Number: 001

SCHEDULE H, PART IV, Line 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2021

(a)	( b )	( c )	( d )		( e )
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT	COST		CURRENT VALUE
	The Hartford Growth Opportunities Fund Class Y	Mutual fund	**	$	$ 13,532,522
*	Fidelity® 500 Index Fund	Mutual fund	**		11,670,518
	American Funds Washington Mutual Investors Fund® Class R-6	Mutual fund	**		9,198,879
	American Funds 2050 Target Date Retirement Fund® Class R-6	Mutual fund	**		9,084,345
	American Funds 2045 Target Date Retirement Fund® Class R-6	Mutual fund	**		5,742,388
	American Funds 2040 Target Date Retirement Fund® Class R-6	Mutual fund	**		5,611,578
	American Funds SMALLCAP World Fund® Class R-6	Mutual fund	**		5,352,790
	American Funds 2035 Target Date Retirement Fund® Class R-6	Mutual fund	**		5,142,004
	American Funds American Balanced Fund® Class R-6	Mutual fund	**		4,173,445
	American Funds 2030 Target Date Retirement Fund® Class R-6	Mutual fund	**		4,097,198
	PGIM Total Return Bond Fund Class R-6	Mutual fund	**		4,043,414
	American Funds 2055 Target Date Retirement Fund® Class R-6	Mutual fund	**		3,736,720
	International Diversification Fund Class R-6	Mutual fund	**		3,194,199
	Carillon Eagle Mid Cap Growth Fund Class R-6	Mutual fund	**		2,903,619
	American Funds New World Fund® Class R-6	Mutual fund	**		2,438,843
*	Fidelity® Mid Cap Index Fund	Mutual fund	**		2,293,303
*	Fidelity® Small Cap Index Fund	Mutual fund	**		2,125,998
	American Funds 2025 Target Date Retirement Fund® Class R-6	Mutual fund	**		2,035,912
	Janus Henderson Triton Fund Class I	Mutual fund	**		2,022,749
*	Principal Real Estate Securities Fund Institutional Class	Mutual fund	**		1,454,966
	Victory Sycamore Established Value Fund Class R-6	Mutual fund	**		955,221
	American Funds 2060 Target Date Retirement Fund® Class R-6	Mutual fund	**		854,541
	American Funds 2020 Target Date Retirement Fund® Class R-6	Mutual fund	**		677,523
*	Fidelity® Total International Index Fund	Mutual fund	**		609,923
	Undiscovered Managers Behavioral Value Fund Class L	Mutual fund	**		562,088
*	Principal Diversified Real Asset Fund Class R-6	Mutual fund	**		529,571
	American Funds 2015 Target Date Retirement Fund® Class R-6	Mutual fund	**		179,572
	American Funds 2010 Target Date Retirement Fund® Class R-6	Mutual fund	**		47,898
*	Fidelity® Government Money Market Fund	Mutual fund	**		9,910
					104,281,637
*	USANA Health Sciences, Inc. Stock Fund	Stock fund	**		7,337,640
	Wells Fargo Stable Value Fund Class C	Collective investment fund	**		3,776,822
*	Notes receivable from participants	Loans with interest rates ranging from 4.25% to 6.50%, with maturities through 2051	N/A		1,711,418
					$117,107,517

* Party-in-interest
** Column (d) cost information is not presented as these investments are participant directed.
See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the empoyee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 23, 2022

USANA Health Sciences 401(k) Plan

/s/ G. Douglas Hekking
G. Douglas Hekking
Chief Financial Officer (Principal Financial and Accounting Officer) Plan Sponsor